UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144	OMB APPROVAL
OMB Number 3235-0101
Expires: August 31, 2003
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NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) Humana Inc.						(b) IRS IDENT. NO. 61-0647538	(c) S.E.C. FILE NO. 1-5975
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
500 West Main Street, Louisville, KY 40202						(e) TELEPHONE
						AREA CODE 502	NUMBERS 580-1000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Heidi S. Margulis		(b) IRS IDENT. NO. N/A		(c) RELATIONSHIP TO ISSUER Sr. VP-Gov. Relations	(d) ADDRESS STREET CITY STATE ZIP CODE 500 W. Main West Louisville, KY 40202
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 Title of the (a) Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3 (c))	(d) Aggregate Market Value (See Instr. 3(d)	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f) MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 (g))
Broker-Dealer File Number
Common	Hilliard-Lyons 4801 Olympia Park Plaza Suite 1000 Louisville, KY 40241		15,000	$255,900 (Based on FMV on 08/21/03 of $17.06)	161,790,510 as of 07/30/03	August 25, 2003	NYSE

INSTRUCTIONS:
1.  (a)  Name of Issuer

    (b)  Issuer's I.R.S. Identification Number

    (c)  Issuer's S.E.C. file number, if any

    (d)  Issuer's address, including zip code

    (e)  Issuer's telephone number, including area code

3.  (a)  Title of the class of securities to be sold

    (b)  Name and Address of each broker through whom the securities are intended to be sold

    (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

    (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of  this notice

    (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof  outstanding, as shown by the most recent report or statement published by the issuer

    (f)  Approximate date on which the securities are to be sold

    (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

2.  (a)  Name of person for whose account the securities are to be sold

    (b)  Such person's I.R.S. identification number, if such person is an entity

    (c)  Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or  member of immediate family of any of the foregoing

    (d)  Such persons's address, including zip code

Form 144				Page 1 of 2

TABLE - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired (if gift, also give date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	08/07/03	Restricted Stock Award	Issuer	15,000	N/A	N/A

INSTRUCTIONS:
1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
_____________________________________________________________________________________________________________________________________________________________________________

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS (1)
Furnish the following information as to all securities of the issuer sold
During the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A			None

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) 9 of Rule 144.

Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                               August 25, 2003                                                 /s/ Heidi S. Margulis

_______________________________________________	___________________________________________________
DATE OF NOTICE	(SIGNATURE)
HEIDI S. MARGULIS

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)